Lux Health Tech Acquisition Corp.

920 Broadway, 11th Floor

New York, NY 10010

October 22, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:Liz Packebusch, Staff Attorney

Laura Nicholson, Special Counsel

Office of Energy & Transportation

Re: Lux Health Tech Acquisition Corp.

Registration Statement on Form S-1

Filed October 9, 2020

File No. 333-249427

Ladies and Gentlemen:

This letter sets forth the responses of Lux Health Tech Acquisition Corp. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in its comment letter dated October 21, 2020 (the “Comment Letter”) with respect to the Company’s registration statement on Form S-1 (the “Registration Statement”) filed with the Commission on October 9, 2020.

Concurrently with the submission of this letter, we are publicly filing through EDGAR our first amendment to the Registration Statement on Form S-1 (“Amendment No. 1”). For your convenience, we have hand delivered three copies of this letter, as well as three copies of Amendment No. 1 marked to show all changes made since the initial submission of the Registration Statement.

For your convenience, we have reproduced each comment of the Staff exactly as given in the Comment Letter in bold and italics below and set forth below each such comment is the Company’s response. Capitalized terms used but not defined herein have the meanings given to such terms in Amendment No. 1.

Summary

The Offering, page 8

1.

We note your disclosure on page 28 that your officers and directors have agreed not to become an officer or director of any other special purpose acquisition company with a class of securities registered under the Exchange Act until you have entered into a definitive agreement regarding your initial business combination or you have failed to complete your initial business combination within 24 months after the closing of this offering.  Please tell us where such agreement is set forth.  For example, we do not see a related provision in the form of letter agreement among the registrant and each director and executive officer of the registrant filed as Exhibit 10.2.

Securities and Exchange Commission

October 22, 2020

Response: The Company acknowledges the Staff’s comment and has revised the form of Letter Agreement to be entered into among the Company and each director and executive officer of the Company to include the obligation that none of our officers or directors will become an officer or director of any other special purpose acquisition company with a class of securities registered under the Securities Exchange Act of 1934, as amended, until we have entered into a definitive agreement regarding our initial business combination or we have failed to complete an initial business combination within 24 months after the closing of our initial public offering.  Please see Exhibit 10.2 of Amendment No. 1.

Risk Factors, page 31

2.

We note your response to prior comment 1 that you have deleted the disclosure in the registration statement that the company may pursue business combination opportunities in any sector.  We also note that you have removed related risk factor disclosure.  However, we also note that there do not appear to be limitations in your form of second amended and restated certificate of incorporation as to the industries or sectors that you may pursue for your initial business combination.  Please restore your risk factor disclosure and reference such disclosure in the letter on page ii, or tell us why this does not present a material risk.

Response: The Company acknowledges the Staff’s comment and has re-inserted the disclosure in the Registration Statement that the Company may pursue business combination opportunities in any sector.  The Company has also revised the letter on page ii to reference the relevant disclosure in the “Risk Factors” section of the prospectus.  Please see pages ii, 3, 4, 51, 52, 60, 75, 89, 90 and 97 of Amendment No. 1.

Exhibits

3.

We note that with respect to actions arising under the Securities Act or Exchange Act, your disclosure on pages 64 and 133 regarding the exclusive forum provision in your second amended and restated certificate of incorporation does not appear to be consistent with the scope of the provision included in the form of second amended and restated certificate of incorporation filed as Exhibit 3.3. Please revise. Please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In addition, please revise your disclosures at pages 64 and 133 to clarify, if true, that this provision will appear in your "second amended and restated certificate of incorporation."

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement and the form of the Company’s Second Amended and Restated Certificate of Incorporation accordingly. Please see pages 70 and 142 and Exhibit 3.3 of Amendment No. 1.

4.

We note that the form of warrant agreement, filed as Exhibit 4.4, provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” We note also that the company waives any objection to such "exclusive" jurisdiction. If this provision requires investors in

Securities and Exchange Commission

October 22, 2020

this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement and the form of Warrant Agreement accordingly. Please see pages 65, 66 and 138 and Exhibit 4.4 of Amendment No. 1.

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Securities and Exchange Commission

October 22, 2020

Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

Lux Health Tech Acquisition Corp.

By: /s/ Segolene Scarborough

Name: Segolene Scarborough

Title:Chief Financial Officer and Treasurer

Cc:Ryan J. Maierson, Latham & Watkins LLP